SO 3/16/04

SECURITIES [illegible] ON
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A
3/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **BondVision USA Corporation**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
MAR 0 1 2004

140 Broadway, 44th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Bradley Golding **(212) 514-5880**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, B. Bradley Golding, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BondVision USA Corporation (the "Company"), a wholly-owned subsidiary of Societa Per Il Mercato Dei Titoli Di Stato S.p.A., (the "Parent"), for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 26, 2004
Date

B. Bradley Golding
President ~~and CEO~~

Subscribed and Sworn to before me
on this 26 day of February 2004

Notary Public

KEVIN P. KAMDAR
Notary Public, State of New York
No. 02KA6070786
Qualified in New York County
Commission Expires March 11, 2006

BONDVISION USA CORPORATION
(S.E.C. I.D. No. 8-65680)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance
With Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934
As a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of BondVision USA Corporation:

We have audited the accompanying statement of financial condition of BondVision USA Corporation (the "Company") a wholly-owned subsidiary of Societa Per Il Mercato Dei Titoli Di Stato S.p.A. (the "Parent"), as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BondVision USA Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

BONDVISION USA CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS -

Cash and cash equivalents	$ 24,540
TOTAL ASSETS	24,540

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to affiliate	6,022
Accounts payable and other liabilities	1,655
Total liabilities	7,677
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 300 shares issued and outstanding	3
Additional paid-in capital	29,997
Accumulated deficit	(13,137)
Total stockholder's equity	16,863
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,540

See notes to statement of financial condition.

BONDVISION USA CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003

1. NATURE OF OPERATIONS

BondVision USA Corporation (the "Company"), a wholly-owned subsidiary of Societa Per Il Mercato Dei Titoli Di Stato S.p.A. (the "Parent"), was incorporated on July 20, 2001. On June 3, 2003, the Company became a registered introducing broker-dealer with both the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD").

BondVision USA was established as a US broker/dealer to become an alternative trading system, which allows banks and dealers to trade US Dollar and foreign-denominated fixed income securities with institutional clients. The entity assists an affiliate, BondVision SpA, in marketing to US financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Statement of Financial Condition – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has classified cash equivalents to be financial instruments having a maturity of less than three months, not held for trading. At December 31, 2003, the Company did not have any cash equivalents.

3. RELATED PARTY TRANSACTIONS

Beginning in December 2003, the Parent and certain affiliates began to allocate expenses for the use of facilities, office support services, payroll and administration, and legal services to the Company. Prior to December 2003, the Parent and other affiliates did not allocate such expenses to the Company. At December 31, 2003, the total accrued liability relating to this allocation was $5,000 and is recorded as payables to affiliates.

4. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of $3,568, which relates to net operating loss carryforwards that will begin to expire in the year 2021. A full valuation allowance has been provided against the deferred tax asset as management is of the opinion that it is more likely than not that these benefits will not be realized.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $16,863, which was $11,863 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .45 to 1. In addition to the maintenance of minimum net capital as described above, the Company must not permit its aggregate indebtedness to exceed 800% of its net capital and is required to notify the NASD if net capital falls below 120% of its requirement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

BondVision USA Corporation
140 Broadway, 44th Floor
New York, NY 10005

Dear Mr. Golding:

In planning and performing our audit of the financial statements of BondVision USA Corporation (the "Company"), a wholly-owned subsidiary of Societa Per Il Mercato Dei Titoli Di Stato S.p.A. (the "Parent"), for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company has not yet commenced its operations and therefore had no customer securities transactions during the year or at December 31, 2003.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedure may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP